

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 18, 2008

<u>Via U.S. Mail</u>

Mr. Brian K. Hutchison
Chief Executive Officer
RTI Biologics, Inc.
11621 Research Circle
Alachua, FL   32615

> **Re: RTI Biologics, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 0-31271**

Dear Mr. Hutchison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief